Cellteck Inc.

1200 West 73rd Ave.

Vancouver, B.C., V6P 6G5

June 4, 2008

Martin F. James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

CellTeck Inc.

Registration Statement on Form 10

File No. 0-53246

Dear Mr. James:

This letter sets forth the responses of CellTeck Inc. (the “Company”) to the comments contained in your letter, dated May 22, 2008, relating to the preliminary screening of Registration Statement on Form 10 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2008. The preliminary comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 1, as well as three copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on May 19, 2008.

Please note that Amendment No.1 has been updated to include the financial data of the Company through March 31, 2008.

Preliminary Screening Comments Set Forth in the Staff’s Letter of May 22, 2008

1. This is to advise you that a preliminary screening of the above registration indicates that it fails in numerous respects to comply with the requirements of the Securities Exchange Act of 1034, the rules and regulations under that Act, and the requirements of the form.

The Company acknowledges the Staff’s comment with respects to its preliminary screening of the registration statement and advises the Staff that the deficiencies so identified therein have been corrected in this Amendment No. 1 of the Registration Statement.

2. For example, based on our preliminary review, we note the financial statements should be updated as required by Rule 8-08 of Regulation S-X, that is, through the end of your last interim period March 31, 2008.

In response to the Staff’s preliminary screening comment, the Company has included in Amendment No. 1 of the Registration Statement, the financial statements as required by Rule 8-08 of Regulation S-X, that is, through the end of our last interim period March 31, 2008.

3. Also, we see you have not included financial statements for two fiscal years as required by the form, and note that a three month period does not meet the requirement for a fiscal year, so you should include financial statements for the year ended September 30, 2006.

In response to the Staff’s preliminary screening comment, the Company has updated Amendment No. 1 of the Registration Statement, to include financial statements for two fiscal years as required by the form, including financial statements for the year ended September 30, 2006.

4. In addition, we see the second paragraph of the audit report refers to US GAAS, rather than the reference to the standards of the Public Company Accounting Oversight Board (United states) which is required by paragraph 3 of Auditing Standard Number 1.

In response to the Staff’s preliminary screening comment, the Company's auditor has revised the audit report included in Amendment No. 1 of the Registration Statement to reference the standards of the Public Company Accounting Oversight Board (United States) as required by paragraph 3 of Auditing Standard Number 1.

If you have any questions regarding this letter, please do not hesitate to call Gus Rahim at (604) 267-7032 or Vincent McGill at (212) 779-9928.

Sincerely,

/S/ Gus Rahim

Gus Rahim

Enclosures

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